UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Genesis Energy, L.P.

(Name of issuer)

Common Units representing limited partner interests

(Title of class of securities)

371927

(CUSIP number)

Steven K. Davison

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, address and telephone number of person authorized to receive notices and communications)

March 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 371927
1	Name of reporting person I.R.S. identification no. of above person (entities only) Terminal Service, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not applicable.
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization State of Louisiana
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,010,835
	8	Shared voting power 0
	9	Sole dispositive power 1,010,835
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,010,835
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not applicable.
13	Percent of class represented by amount in Row (11) 2.6%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 371927
1	Name of reporting person I.R.S. identification no. of above person (entities only) James E. Davison, Sr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not applicable.
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,828,204
	8	Shared voting power 0
	9	Sole dispositive power 1,828,204
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,828,204
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not applicable.
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 371927
1	Name of reporting person I.R.S. identification no. of above person (entities only) James E. Davison, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not applicable.
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,160,567
	8	Shared voting power 0
	9	Sole dispositive power 3,160,567
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,160,567
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not applicable.
13	Percent of class represented by amount in Row (11) 8.0%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 371927
1	Name of reporting person I.R.S. identification no. of above person (entities only) Steven K. Davison
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not applicable.
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,822,402
	8	Shared voting power 0
	9	Sole dispositive power 1,822,402
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,822,402
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not applicable.
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 371927
1	Name of reporting person I.R.S. identification no. of above person (entities only) Todd A. Davison
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not applicable.
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,823,101
	8	Shared voting power 0
	9	Sole dispositive power 1,823,101
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,823,101
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not applicable.
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person IN

Schedule 13D Amendment No. 4

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed on August 3, 2007, as amended on January 4, 2008, July 18, 2008, and October 22, 2008 (the “Original Schedule 13D”), is filed by Terminal Services, Inc., a Louisiana corporation, James E. Davison, Sr., James E. Davison, Jr., Steven K. Davison and Todd A. Davison (collectively, the “Reporting Parties,” and each a “Reporting Party”). This Amendment amends the Original Schedule 13D as set forth below.

Item 1.	Security and Issuer

See Item 1 of the Original Schedule 13D, which is incorporated herein by reference.

Item 2.	Identity and Background

See Item 2 of the Original Schedule 13D, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 3 of the Original Schedule 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The purpose of the acquisition of Common Units is to hold such securities as an investment, and except as described under (b) or (d) of Item 4 to the Original Schedule 13D, none of the Reporting Parties has any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

(a)	On March 16, 2010 Genesis, certain of the Reporting Persons, and the other parties thereto, entered in to an underwriting agreement, which provided for the secondary public offering of Common Units held by the participating Reporting Persons, and others, as selling unitholders. In addition, the underwriters had a 30-day option to purchase additional Common Units from the participating Reporting Persons to cover over-allotments, and such option was exercised in connection with the closing of the offering on March 19, 2010. The underwriting agreement is filed as Exhibit 1.1 to Genesis’ Form 8-K filed on March 22, 2010, and is incorporated herein by reference. The description of the underwriting agreement contained herein is qualified in its entirety by the full text of the underwriting agreement.

(b)	See Item 4(b) of the Original Schedule 13D, which is incorporated herein by reference.

(c)	Not applicable.

(d)	See Item 4(d) of the Original Schedule 13D, which is incorporated herein by reference.

(e)-(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)	Terminal Services, Inc. holds 1,010,835 Common Units. Terminal Services, Inc. is an independent business entity and is deemed to have voting and dispositive power solely over those Common Units it holds and it disclaims beneficial ownership of the Common Units held by any other Reporting Party.

James E. Davison, Jr. holds 3,160,567 Common Units directly. Steven K. Davison holds 1,822,402 Common Units directly. Todd A. Davison holds 1,823,101 Common Units directly.

James E. Davison, Sr. owns 817,369 Common Units directly and 1,010,835 Common Units indirectly as

100% owner of Terminal Service, Inc. James E. Davison, Sr. has sole voting and dispositive power over the Common Units held by Terminal Service, Inc.

The percentage ownership of each Reporting Party is incorporated by reference to item 13 of the cover page of each Reporting Party. These percentages were calculated based on 39,585,692 Common Units outstanding as of February 19, 2010, as reported in Genesis’ Form 10-K filed February 26, 2010.

(b)	Terminal Service, Inc. may be deemed to have sole voting and dispositive power over 1,010,835 Common Units. James E. Davison, Sr. may be deemed to have sole voting and dispositive power over 817,369 Common Units held directly and 1,010,835 Common Units held indirectly as the 100% owner of Terminal Service, Inc. James E. Davison, Jr. may be deemed to have sole voting and dispositive power over 3,160,567 Common Units held directly. Steven K. Davison may be deemed to have sole voting and dispositive power over 1,822,402 Common Units held directly. Todd A. Davison may be deemed to have sole voting and dispositive power over 1,823,101 Common Units held directly. To the Reporting Parties’ knowledge, none of Common Units are beneficially owned by any of the persons identified in Schedule A of the Original Schedule 13D, which is incorporated herein by reference, other than those Reporting Parties listed herein.

(c)	The transactions in Genesis’s Common Units that have been effected during the past sixty (60) days by the Reporting Parties are included in Exhibit 5 hereof.

(d)	Not applicable.

(e)	On March 19, 2010, James E. Davison, Sr., Steven K. Davison, and Todd A. Davison each ceased to be the beneficial owner of more than five percent of the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 6 of the Original Schedule 13D, which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Title

5	Transactions described in Item 5(c).

6	Underwriting Agreement dated March 16, 2010 among Genesis Energy, L.P., Denbury Onshore, LLC, Denbury Gathering & Marketing, Inc., certain of the Reporting Persons identified therein, and, as representatives of the several underwriters named therein, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and RBC Capital Markets Corporation (incorporated by reference to Exhibit 1.1 of the Genesis Energy, L.P. Form 8-K dated March 22, 2010 (File No. 1-12295)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010

TERMINAL SERVICE, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

JAMES E. DAVISON, SR.

/s/ James E. Davison, Sr.

JAMES E. DAVISON, JR.

/s/ James E. Davison, Jr.

STEVEN K. DAVISON

/s/ Steven K. Davison

TODD A. DAVISON

/s/ Todd A. Davison

Exhibit No. 5

Reporting Person	Date	Amount of Common Units Purchased/(Sold)	Price per Common Unit		Type of Transaction
James E. Davison, Sr.	February 5, 2010	3,500	N/A	*	Common Units issued under long-term incentive plan
James E. Davison, Jr.	February 5, 2010	3,500	N/A	*	Common Units issued under long-term incentive plan
Todd A. Davison	February 5, 2010	699	N/A	*	Common Units issued under long-term incentive plan
James E. Davison, Sr.	March 19, 2010	(1,053,134)	$19.63	**	Pursuant to underwritten offering
Steven K. Davison	March 19, 2010	(1,053,135)	$19.63	**	Pursuant to underwritten offering
Todd A. Davison	March 19, 2010	(1,053,135)	$19.63	**	Pursuant to underwritten offering

*	1 for 1 Common Units for Phantom Units granted under long-term incentive plan.
**	Sales price to public was $20.50 per Common Unit and underwriting discounts and commissions were $0.87 per Common Unit.